UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For July 3, 2018

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

CHANGES TO THE COMPOSITION OF HARMONY BOARD COMMITTEES

Johannesburg. Tuesday, 3 July 2018. Harmony Gold Mining Company Limited (“Harmony” or the “Company”) in compliance with paragraph 3.59 of the Listings Requirements of the JSE Limited, announces changes to the composition of Harmony board committees on 10 May 2018 to enhance the effectiveness of the board.

Changes include Mr Mavuso Msimang as the new Lead Independent Director of the company, previously Ms Fikile De Buck.

Board committee changes are noted below:

●
Ms Fikile De Buck as the new chairman of the audit and risk committee, replacing Mr John Wetton who will remain a member of this committee.
●
Mr Modise Motloba as the new chairman of the investment committee, replacing Dr Simo Lushaba who will remain a member of this committee.
●
Mr Mavuso Msimang as the new chairman of the nomination committee, replacing Ms Fikile De Buck who will remain a member of this committee.
●
Dr Simo Lushaba as the new chairman of the social and ethics committee, replacing Mr Modise Motloba who will remain a member of this committee.
●
Mr Max Sisulu as a new member of the social and ethics committee.

ends.

For more details contact:

Lauren Fourie
Investor Relations Manager
+27(0)71 607 1498

Johannesburg, South Africa
3 July 2018

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: July 3, 2018	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director